www.koandina.com

                           EMBOTELLADORA ANDINA S.A.

FOR IMMEDIATE DISTRIBUTION
--------------------------

CONTACTS IN SANTIAGO, CHILE                   CONTACT IN NEW YORK, U.S.A.
EMBOTELLLADORA ANDINA S.A.                    I-ADVIZE CORPORATE COMMUNICATIONS
Sofia Chellew, Head of Investor Relations     Maria Barona/Melanie Carpenter
(56-2) 338-0520                               212-406-3690
inv.rel@koandina.com                          mbarona@i-advize.com

             ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS OF
      EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES AS OF SEPTEMBER 30, 2002

Santiago-Chile, October 31, 2002 - Embotelladora Andina S.A. (NYSE: AKO/A, AKO/B) announced today its audited consolidated results for the third quarter of 2002, prepared in accordance with Chilean accounting principles and stated in Chilean Pesos ("Ch$") as of September 30, 2002.

                              THIRD QUARTER 2002
                             CONSOLIDATED RESULTS

Except where indicated all figures refer to the third quarter of 2002 and all percentage changes are with respect to the same period of the previous year

     o    Continued economic challenges throughout the region.
     o Important turnaround in the Company's Brazilian operating results and EBITDA generation.
     o    Argentine operation margins improving despite difficult environment
     o    Continued strong cash flow generation



CFO Statement       "The results achieved in all of the Company's operations
                    reflect the assertive marketing, operational and logistic strategies followed by the Company in order to strengthen our business and market leadership. During the quarter, we successfully completed the restructuring of the Argentine operation and believe that it will continue to follow a positive trend, such as has been the case for the Brazilian operation."

Sales Volume        Consolidated soft drink volume remained stable amounting
                    to 66 million unit cases. Soft drink volume increased 5% in Chile, 6% in Brazil, while in Argentina it decreased
                    16%. Total volume, including juices, mineral water and beer remained unchanged during both periods and amounted to 72 million unit cases.

Net Sales           Net sales decreased 20% to Ch$84,833 million (US$113.3
                    million). Despite the increased net sales in local currency in Brazil and Argentina, the significant devaluation of the Argentine peso and the Brazilian real
                    (above the Chilean peso devaluation) generated a 33% decrease of sales in dollars for these operations. This was partially offset by the 4% growth of net sales in Chile.

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Operating Income    Operating income amounted to Ch$6,443 million (US$8.6
                    million) with a similar decrease to that of net sales. Operating margin however, remained stable at 7.6% for both periods. The combined increase of 9% in operating income for Chile and Brazil were offset by Argentina's lower results.

EBITDA EBITDA amounted to Ch$17,773 million (US$23.7 million) representing a decrease of 9% regarding the same period last year. Despite this decline, the significant improvements in margins in the Brazilian and Argentine operations, lead to overall EBITDA margin improvement of 250 basis points vs. last year.

Non Operating       Non-operating  results amounted to a profit of Ch$3,073
Results             million (US$4.1 million) vs. a loss of Ch$1,670 million
                    (US$2.2 million) the previous year. The improvement of US$6.3 million was principally attributable to: (i) increased monetary correction and translation effects gains for US$9.1 million, basically due to the positive effect of the Chilean peso devaluation over dollar-denominated assets, and the significant reduction, since July 2001, in average dollar-denominated debt; (ii)
                    US$2.8 million in higher net financial income, which includes the positive impact from foreign currency hedge operations in Chile and Brazil. These were partially offset by US$6.3 million in higher one-time charges, explained by (iii) one-time profits, realized during the third quarter of last year, for US$4.0 million related to the dollar debt repurchase, (iv) higher one-time charges of US$2.3 million, explained by US$5.9 million in restructuring charges registered the previous year and relating to the Brazilian operation, compared to US$8.2 million realized during this quarter in Argentina.

                    For the total amount of US$15.1 million in restructuring charges as of September, only US$4.2 million are cash.

                    Income tax provisions for the quarter amounted to Ch$5,306 million (US$7.1 million) versus Ch$32 million (US$0.04 million) the prior year, due to profits generated from translation effects, already mentioned.

Net Income          Net income amounted to Ch$4,209 million (US$5.6 million)
                    versus Ch$6,315 million (US$8.4 million) during the third quarter of last year, representing a decrease of 33%.

                           OVERVIEW OF BALANCE SHEET

                    As of September 30, 2002, the Company held Ch$234,097 million (US$312.7 million) in financial investments, of which Ch$30,233 million (US$40.4 million) accounted as cash and equivalents and Ch$203,863 million (US$272.3 million) are accounted for under other long-term assets. These represent investments mainly in US dollar-denominated deposits and corporate bonds. 92% of the total financial investments is held in US dollar-denominated papers. The Company's total debt amounted to Ch$208,199 million (US$278.1 million), at an average coupon rate of 6.7% per year on the US

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                    dollar debt and at an average real coupon rate of 6.4% on
                    the Chilean peso-denominated debt. Approximately 42% of the debt is denominated in US dollars. The average maturity of the Company's total debt is roughly 11 years. Following is the schedule of debt maturities for the next 3 years:

                        ---------------------------------------
                        Year           2003      2004    2005
                        ---------------------------------------
                        Million US$     8.9      16.7    18.8

                    The Company distributed dividends during the quarter for a total amount of Ch$36,043 million (US$ 48.1 million). As of September 30, 2002, the Company's net cash position was Ch$25,897 million (US$34.6 million).

                              CHILEAN OPERATIONS

Overview The successful launch of Kapo axion was realized during the quarter aimed young consumers between the ages of 6 and 14, along with the launching of Vital Soft Gas mineral water. The operation continues with its solid contribution to results and cash generation.

Sales Volume        During the quarter, sales volume increased 4% amounting to
                    26.5 million unit cases. Soft drink volumes grew 5% with an important contribution of our core brand Coca-Cola, together with the glass returnable and PET non-returnable
                    3 lt. formats. Juice and mineral water volumes in Chile increased 1%. However, including product export volume realized in 2001, total non-carbonated volume for the period declined 3%.

Net Sales           Net sales for the quarter increased 4% and amounted to
                    Ch$41,200 million (US$55.0 million), explained by higher volumes. Price levels, in real terms remained stable.

Operating Income    Operating income amounted to Ch$7,798 million (US$10.4
                    million), representing a 4% increase over last year.
                    Savings in labor and other fixed costs offset the negative devaluation effect over certain US dollar costs. Although these are covered by hedge agreements, their financial effect is accounted for at the non-operating level.
                    Operating margin remained flat at 18.9% .

EBITDA Operating cash flow (EBITDA) for the quarter grew 2% and amounted to Ch$10,838 million (US$14.5 million).


                             BRAZILIAN OPERATIONS

Overview The Company was able to revert the negative operating income and improve its operating margins, despite the continued depreciation of the Brazilian Real. The improved prices and volumes together with a stable fixed cost base, lead

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

                    results in local currency to expand three-fold.

Sales Volume        Total volume reached 29.7 million unit cases, representing a 6% growth during the quarter.

Net Sales           Net  sales  reached  Ch$28,626  million  (US$38.2 million), with a 5% decrease. Improved execution and new flavors and formats allowed for a 5% price increase in local currency, which were negatively affected by the greater average devaluation of the Real versus the Chilean peso.

Operating Income    Operating  income  amounted  to Ch$272  million  (US$0.4
                    million) versus a loss of Ch$144 million (US$0.2 million) the prior year, representing an improvement of 140 basis points in the operating margin. As with the Chilean operation, although the Company covers 100% of dollar-denominated raw materials purchases through hedge agreements, the financial effect is accounted for at the non-operating level.

EBITDA EBITDA amounted to Ch$4,659 million (US$6.2 million), 16% above the previous year, and representing an improvement of 290 basis points in margin, which reached 16.3%.


                                             ARGENTINE OPERATIONS

Overview            As  the  difficult  economic  environment   continues  to
                    impact the region, the production consolidation at the Cordoba facility and the reduction of the fixed cost base, along with a suitable flavor and format mix, have not only enabled the Company to adequately face the circumstances but also to significantly improve the results, at the local level, and operating cash flow.

Sales Volume        Total  sales  volume  amounted  to  15.3  million  unit
                    cases, representing a 16% decrease, highlighting an increased participation within the sales mix of our main brand Coca-Cola, together with consumer's positive acceptance of the Company's strategy to reposition returnable formats, that today represent 37% of the volume, almost twice last year's mix.

                    Market share continues the positive trend shown throughout the year, increasing 2 percentage points versus the previous year.

Net Sales           Net Sales amounted to Ch$15,188  million  (US$20.3
                    million). The lower volumes are explained by the price increases realized during the year, amounting to 45% since December 2001 and 38% regarding the same period last year. This enabled a 16% revenue increase in Argentine pesos for the soft drink operation. Upon translation to Chilean pesos and including the packaging operation, net sales decreased 58%.

Operating Income    As a result of the  Company's  market  strategy  along with higher  efficiencies  in



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                    costs and expenses, operating income for the Company's
                    Argentine beverage operation in local currency amounted to A$10.3 million versus A$5.0 million the previous year.

                    However, the effect of the treatment of depreciation under Chilean GAAP (Chilean regulation establishes that foreign assets are carried and depreciated in historic US$ dollars--Boletin Tecnico 64) and the impact of the Argentine peso devaluation, lead to an operating loss of Ch$648 million (US$0.9 million).

EBITDA Operating cash flow (EBITDA) amounted to Ch$3,254 million (US$4.3 million), 40% lower than that of last year. However, EBITDA margin grew 630 basis points amounting to 21.4%, mainly explained by the pricing strategy along with lower costs.


                        FIRST NINE MONTHS 2002 VS. 2001

Except where indicated all figures refer to the first nine months of 2002 and all percentage changes are with respect to the same period of the previous year

Sales Volume        Consolidated  sales volume  reached 228.2  million unit
                    cases, with a 3% soft drink volumes increase in Chile, flat volumes in Brazil and a 21% decline in Argentina.

Net Sales           Lower revenues in the Argentine operation,  which decreased
                    58%, principally explain the decrease of 20% in net sales.

Operating Income    The decrease of 34% in operating  income is explained
                    mainly by the lower operating results from the Argentine operation.

EBITDA Operating cash flow (EBITDA) amounted to Ch$54,938 million (US$73.4 million) with a stable margin over net sales of 18.9% and offsetting the decrease in operating margin.

Net Income          Net Income grew 10% with earnings per share of Ch$33
                    (US$0.26 per ADS). This is principally explained by the positive impact from monetary correction and translation effects, together with the one-time gain on the sale of the Company's stake in Kaiser, which compensated for the decline in operating results.


                            Additional Information

For purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP. Additionally, the packaging operation has been excluded.

This release may contain forward-looking statements reflecting Embotelladora Andina S.A.'s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with relevant regulatory institutions.


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